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                                                            Elizabeth O. Derrick
                                                    Direct Dial:  (404) 888-7433
                                                     Direct Fax:  (404) 870-4824
                                                      E-Mail:  bderrick@wcsr.com

September 16, 1999

Jae Kim
U. S. Securities and Exchange Commission
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:  Withdrawal of Registration

Dear Jae:

     Please accept this as Clarus Corporation's withdrawal of their post-effective registration on Form S-3 (registration statement file no. 333-46685) filed on August 9, 1999. The amendment was filed pursuant to comments from the staff regarding additional shares to be registered by a selling stockholder. The client is withdrawing this registration and will be filing a new registration which will include the same shares. This registration is being withdrawn so that only one prospectus will be required to be delivered to purchasers.

     If you have any questions or need any additional information please do not hesitate to call.

                                   Sincerely,

                                   WOMBLE CARLYLE SANDRIDGE & RICE
                                   A Professional Limited Liability Company



                                   Elizabeth O. Derrick
Enclosures